COCA-COLA AMATIL
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

02015832

File Number: 82.2994

RECEIVED
MAR 07 2002
143

25 February 2002

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY /5

dlw 3/14

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

FACSIMILE TO: 1300 300 021

FACSIMILE FROM: 9259 6233

25 February 2002

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASIAN ROADSHOW PRESENTATION

Attached are copies of presentation transcripts to be distributed to a meeting of Asian fund managers today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

No of pages including this pages: 14

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil

Terry Davis

Managing Director

February 2002

COCA-COLA AMATIL

Coca-Cola Amatil

2001 - Building A Better Mix Of Businesses

2002 - Acceleration of Returns

COCA-COLA AMATIL

Accelerate Returns - Key Drivers

CCA Relationship with TCCC	
Revenue Generation	Cost Reduction
Capital Management	Customer Service Improvement
Community	

TCCC/CCA Relationship

- Alignment of TCCC & CCA on need for CCA to achieve its cost of capital
- In active and positive dialogue on required "Coke system" changes
- New Product Development team established in Australia
- No new Coke territories being contemplated at this time

Revenue Generation Opportunities

	2001 Mix				
	NSR	EBIT	Franchise Population	Plants	Per Capita Consumption of CCA Products
Australia	51%	70%	19.2m	6	347
Oceania	11%	13%			183
New Zealand			3.8m	3	
PNG			4.4m	1	
Fiji			0.8m	1	
South Korea	26%	7%	47.7m	3	71
Indonesia	12%	10%	206.9m	10	13
Total	100%	100%	282.8m	24	

Per Capita based on 8oz serving

2001 (ongoing business)
NSR A$3.3 billion + 8.7%
EBIT A$372.3 million + 5.1%
NPAT A$171.1million + 15.1%

COCA-COLA AMATIL

25 February 2002

Revenue Generation Opportunities (cont.)

Split of Non-Alcoholic Ready-to-Drink Market

	Total NARTD Market			CCA	
	Per Capita Consumption – Litres	CSD	Non-CSD	CSD	Non-CSD
Average	240	45%	65%	90%	10%
Australia	180	60%	40%	90%	10%
New Zealand	120	70%	30%	95%*	5%*
South Korea	75	35%	65%	90%	10%
Indonesia	10	35%	65%	95%	5%
Philippines	75	55%	45%		
USA	350	55%	45%		

* - CCA data is for Oceania, which includes New Zealand, PNG and Fiji

COCA-COLA AMATIL

25 February 2002

Revenue Generation Opportunities (cont.)

- Seek to optimise volume & pricing mix
- Greater sharing of successes and best practice
- Target growth consumption occasions and channels plus leverage TCCC marketing properties
- New product development
- "Bolt-on" acquisitions to improve ROCE

COCA-COLA AMATIL

25 February 2002

Australia

- Review of technology, skill sets and systems to lift our customer service levels (first stage by December 2002)
- Major consolidation and upgrade of our financial platform by July 2002
- Combine Australian and Corporate support services

COCA-COLA AMATIL

25 February 2002

South Korea

- Early Retirement Plan (ERP) in January 2002. A$3.5m cost (F02) and A$3.7m full year benefit in F03
- Reduce expatriate costs by A$3m p.a. (full year benefit in F03)
- Negotiations commenced for sale of surplus land (approx. A$50m) - subject to Korean government approvals

COCA-COLA AMATIL

25 February 2002

Indonesia

- Increased prices on main product lines by 10% on 21 January 2002
- Reduce expatriate base (A$0.7m benefit in F03) and trimmed back all discretionary overheads for F02
- Substantially reduced capital spend for F03 and F04

COCA-COLA AMATIL

25 February 2002

Operating Culture

- Higher degree of accountability at all levels
- Greater levels of urgency on new product development
- Greater resource commitment to customer service excellence
- Responsibility pushed back to each country for development of acquisitions and divestment strategy

COCA-COLA AMATIL

25 February 2002

Restructure of CCA's Remuneration

- **Total remuneration** - fixed and at risk split with executive salaries frozen until March 2003
- **Short term incentive** - EBIT and volume based
- **Long term incentive** (requires shareholder approval) - share based, TSR relative performance, 50 participants, guidelines for minimum share ownership
- **Employee share options** - 2002: <3m options and fewer holders (2000 was 10.8m options)
- **Annual & long service leave** - significant reduction in leave liability by end F03

COCA-COLA AMATIL

25 February 2002

Coca-Cola Amatil

Mike Ihlein

CFO

February 2002

COCA-COLA AMATIL

CCA Generating Free Cash Flow



800
600
400
200
0
-200
-400
-600
-800
-1000
1997
1998
1999
2000
2001
Trading cash flow
Net capex
Interest/Tax
Free cash flows

Positive free cash flow to continue for core business

COCA-COLA AMATIL

Note: 2000 & 2001 Ongoing Business Only

25 February 2002

CCA Generating Free Cash Flow

A$'million	2001	2000	Growth
Ongoing Business	**180.4**	**149.2**	**20.9%**
Philippines operation	(60.9)	123.3	
Reported	117.5	272.5	
Ongoing business comprised of:			
• net operating cash flow	324.4	305.6	6.2%
• capital expenditure	(153.7)	(163.9)	
• other	9.7	7.5	
• **Free cash flow**	**180.4**	**149.2**	

COCA-COLA AMATIL

25 February 2002

Capital Management



Capital Expenditure to Net Sales Revenue
Ongoing Business
20.0%
15.0%
10.0%
5.0%
0.0%
A$290m
A$212m
A$187m
A$164m
A$154m
1997
1998
1999
2000
2001
Infrastructure
Marketing Equip
Other

Ongoing capex to be managed within band of 5-6% of NSR

COCA-COLA AMATIL

CCA Ongoing Business Only

25 February 2002

Capital Management (cont.)

- Reduction in overall capital spend levels for F02-04. We remain comfortable with 5-6% capex to net sales revenue ratio
- Increased hurdle rate on new capital projects and introduced more rigorous new assessment criteria

COCA-COLA AMATIL

25 February 2002

Capital Management (cont.)

- Overall company gearing will continue to decline but will shift gearing to overseas subsidiaries, where appropriate
- DRP participation to be capped at 50,000 shares from September 2002 dividend onwards

COCA-COLA AMATIL

25 February 2002

CCA - 3 Year Targets

Earnings Growth (per annum)	10% to 15%
EPS Growth (per annum)	12% to 15%
ROCE Growth (per annum)	1% to 1.5%
Capex to NSR	5% to 6%

COCA-COLA AMATIL

25 February 2002

CCA - Full Year 2001

	2001	Growth
Net Profit (ongoing)	$171.1m	+15.1%
EPS* (reported)	25.3 cents	+28.4%
ROCE (ongoing)	7.6%	+0.3%
Capex to NSR	4.7%	

* - Excluding the gain on sale of the Philippines operation

COCA-COLA AMATIL

25 February 2002

CCA - Full Year 2001

	2001
Net Profit (reported)	$201.3m
Gain on sale of the Philippines operation (after tax)	$246.5m
Reported Net Profit	$447.8m
Gearing	62.6%
EBIT Interest Cover (ongoing)	2.8 times

COCA-COLA AMATIL

25 February 2002

Australia - Full Year 2001

Volume	up 4.5%
NSR	up 7.5%
EBIT	up 5.5%
Capex/NSR	3.5%



- Enhanced customer relationships
- Fanta flavours, Powerade, water and energy drinks
- Multi-pack cans - foodstores

  Packaged - convenience & leisure
- Pricing of nearly 3% to partially recover higher costs

COCA-COLA AMATIL

25 February 2002

Oceania - Full Year 2001

Volume	up 4.3%
NSR	up 6.8%
EBIT	down 2.2%
Capex/NSR	4.1%



- New Zealand EBIT growth
- PNG challenging economic conditions
- Margins impacted by higher raw material costs

COCA-COLA AMATIL

25 February 2002

South Korea - Full Year 2001

Volume	up 5.0%
NSR	up 8.3%
EBIT	up 56.0%
Capex/NSR	3.2%



- Channel specific activities
- Key customer focus
- New products
- Cost reduction initiatives

COCA-COLA AMATIL

25 February 2002

Indonesia - Full Year 2001

Volume	up 7.9%
NSR	up 17.2%
EBIT	down 10.2%
Capex/NSR	13.2%



- **Key Conditions**
  - Soft consumer confidence, political uncertainty and general price inflation
  - Maintained affordability but margin pressure
- **Key Strategies**
  - Affordable packages
  - Building key consumption occasions
  - Customer relationships
  - Cost and capital management

COCA-COLA AMATIL

25 February 2002

CCA - 2002 Outlook

- Net sales revenue update:
  - H2 2001 higher pricing continuing into H1 2002
  - cycling H1 2001 strong volume growth (7.1%) in Australia
  - wet weather during Jan/Feb 2002 in Australia and Indonesia
  - new product development accelerating H2 2002
- 2002 US dollar commodity costs are expected to be no higher than 2001
- Cost savings accelerating H2 2002

COCA-COLA AMATIL

25 February 2002